

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Gregg L. Engles
Chief Executive Officer
The WhiteWave Foods Company
2711 North Haskell Ave.
Suite 3400
Dallas, TX 75204

> **Re: The WhiteWave Foods Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 17, 2012**
> **File No. 333-183112**

Dear Mr. Engles:

We have reviewed your response letter dated September 14, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 17, 2012

General

1.   We note that you have filed a confidential treatment request with regard to omitted portions of exhibits to your registration statement. We will issue in a separate letter any comments related to the request. Our review of your registration statement will not be complete and you will not be in a position to request accelerated effectiveness for the registration statement until all issues, including the request, have been resolved.

2.   We note your response to prior comment 3. With respect to the statements in your prospectus that are based on third party research that you commissioned, please revise to

clarify whether such statements are statements of the third party or statements of the registrant. If your disclosure attributes a statement to the third party, please revise your filing to identify such third party, and file a consent from such third party. Please see Securities Act Rule 436. Please also refer to Securities Act Rules Compliance and Disclosure Interpretations Question 233.02, available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3.   Where you include information about the relative position or success of your brands or your product launches, such as your reference at page 3 to the #1 and #2 brand positions, please revise to clarify the scope of such information. For example, please clarify whether the brand positions you disclose are limited to the United States or European markets, as applicable.

Separation from Dean Foods and Potential Spin-Off, page 9

4.   We note your disclosure that Dean Foods may transfer your Class A common stock to one or more third-party lenders. Please revise to clarify whether such Class A common stock would be acquired by Dean Foods upon conversion of your Class B common stock.

Risk Factors, page 19

Future sales, or the perception of future sales, of our common stock, or a spin-off by Dean Foods of shares of our common stock, may depress the price of our Class A common stock, page 33

5.   We note your response to prior comment 7, and your revised disclosure that you will grant registration rights to "certain" of the Dean Foods transferees. Please revise to clarify the circumstances under which Dean Foods may transfer the shares to such parties.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 48

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

(a) Transitional Sales Agreements, page 53

6.   We have reviewed your response to prior comment 8. Please expand your analysis to explain why you believe the pro forma adjustments are factually supportable if the products do not have fixed transition dates and can transition anytime during the terms of the agreements. The lack of factually supportable transition dates appears to be a factor that may impact your overall determination since it is a significant component of the adjustments.

(a) Sales and Distribution Agreement, page 53

7.   We have reviewed your response to prior comment 10. Please clarify for us whether the sales and distribution agreement has contractually fixed end dates for the underlying products and customers.

(b) Termination of Intellectual Property License Agreement, page 54

8.   We note your response to prior comment 11 indicating that there are no other identifiable operations related to the intellectual property as it is an intangible asset that is utilized by other Dean Foods subsidiaries to produce, in part, their products for resale. To help us better understand how these facts relate to disclosure in other parts of your filing, please clarify for us:

- How you determined that it was appropriate to include license income in your measure of segment profit or loss, under FASB ASC 280-10-50-27 and 50-28; and

- How you considered the impact from the license income to your conclusion that EBITDA enhances an understanding of your operating performance, as disclosed in footnote 9 on page 18. As part of your response, please address the following factors: the relationship between the products and brands under the license agreement and the products and brands you sell, the materiality of the license income to EBITDA, your relinquishment of the rights to the intellectual property, and the relationship between your operating performance and the recognition of license income in the financial statements.

9.   Please clarify for us whether you will need the intellectual property that you are transferring to a Dean Foods subsidiary for the production of your products for resale, and expand your disclosure to discuss the impact from no longer holding the intellectual property for your products or the extent of any licensing costs that you will incur.

Executive Compensation, page 102

10.   We note your revised disclosure at page 125 regarding the short-time incentive target levels established for each named executive officer. Please revise your filing to clarify whether such targets are presented as a percentage of base salary.

Separation and Distribution Agreement, page 142

Voting of Common Stock, page 147

11.   We note your new disclosure regarding the irrevocable proxy to be granted to you by Dean Foods. Please revise to clarify the purpose and effect of such proxy.

Financial Statements

WWF Operating Company

Consolidated Balance Sheets, pages F-6 and F-45

Consolidated Statements of Operations, pages F-7 and F-46

12.   We have reviewed your response to prior comment 18. Please further clarify for us how you have applied the guidance in SAB Topic 4:C, which states that "changes in capital structure must be given retroactive effect in the balance sheet" when they occur before the effective date of the registration statement. The reclassification and contribution transactions referred to on page 9 appear to be changes in capital structure that would follow the guidance in SAB Topic 4:C since you state that these transactions will occur "immediately prior to" and "no later than" the completion of the offering." If you apply these transactions retroactively, please also consider the impact to your methodology for calculating historical earnings per share.

13.   Please revise your disclosure on page F-45 to show how your payment of the proceeds from the offering to Dean Foods will be reflected in the pro forma balance sheet, pursuant to SAB Topic 1:B.3.

Exhibit Index

14.   We note your response to prior comment 24.   However, we note that it does not appear that you have filed or included in the exhibit index your supply agreement with certain wholly-owned Dean Foods subsidiaries pursuant to which you will continue to purchase cream. We note your related reference at page 54. Please advise.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Ms. Erika L. Robinson